____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
    Glassman         Bradley
     (Last)          (First)          (Middle)
    383 Route 46 West
        (Street)
    Fairfield          NJ              07004
     (City)         (State)            (Zip)
2.  Issuer Name and Ticker or Trading Symbol             "BPRX"

    BRADLEY PHARMACEUTICALS, INC.

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year                            09/2000

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    _____Director                              _____10 % Owner
    __X__Officer (give title below)            _____Other (specify below)


                          Vice Pres. - Marketing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

1.  Title of Security (Instr.3)
    (1)   Common Stock
    (2)   Common Stock
    (3)   Common Stock
    (4)   Common Stock
    (5)   Common Stock
    (6)   Class B Common Stock
2.  Transaction Date (Month/Day/Year)
    (1)
    (2)
    (3)   09/19/00
    (4)
    (5)
    (6)
3.  Transaction Code (Instr.8)
    (1)
    (2)
    (3)   Code T
    (4)
    (5)
    (6)
4.  Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
    (1)
    (2)
    (3)   Amount -   410 (A)      Price - 1.2810
    (4)
    (5)
    (6)
5.  Amount of Securities Beneficially Owned at End of Month (Instr.3 and 4)
    (1)   14,800
    (2)    5,266
    (3)   11,575
    (4)    1,942
    (5)   20,880
    (6)   15,620
6.  Ownership Form: Direct (D) or Indirect (I)
    (1)   (D)
    (2)   (D)
    (3)   (I)
    (4)   (I)
    (5)   (I)
    (6)   (I)
7.  Nature of Indirect Beneficial Ownership (Instr.4)
    (1)
    (2)
    (3)   401(k) Plan
    (4)   401(k) Plan Match
    (5)   In Trust Fund
    (6)   In Trust Fund

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                             (Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3)
    Options (right to buy)
2.  Conversion or Exercise Price of Derivative Security
    1.40625
3.  Transaction Date (Month/Day/Year)
4.  Transaction Code (Instr.8)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
6.  Date Exercisable and Expiration Date (Month/Day/Year)
    (1)   Exercisable - 05/16/97    Expiration - 05/15/06
    (2)   Exercisable - 05/16/98    Expiration - 05/15/06
    (3)   Exercisable - 05/16/99    Expiration - 05/15/06
7.  Title and Amount of Underlying Securities
    (1)   Title - Common Stock      Number of Shares - 3,000
    (2)   Title - Common Stock      Number of Shares - 3,000
    (3)   Title - Common Stock      Number of Shares - 3,000
8.  Price of Derivative Security (Instr.5)
    1.40625
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr.4)
    (1)   3,000
    (2)   3,000
    (3)   3,000
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
    (D)
11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:
Note: 401(k) Match subject to a vesting schedule of 20% for each completed year of service


                                 /s/Bradley Glassman         October 6, 2000
                           -------------------------------  -----------------
                           **Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                              SEC 1474 (3/91)